COMMENTS RECEIVED ON SEPTEMBER 9, 2014

FROM EDWARD BARTZ

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund
Fidelity Municipal Cash Central Fund
Fidelity Securities Lending Cash Central Fund
Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 35

1. Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff notes that there is no disclosure regarding securities lending and questions the significance of the fund's name and whether the fund is in compliance of Section 35(d) of the Investment Company Act of 1940.

R: The fund's name does not suggest that it focuses its investments in a particular type of investment. Instead, "Securities Lending Cash Central" reflects that the fund was designed for use by other investment companies and accounts managed by FMR or an affiliate that wish to invest cash collateral received in connection with securities lending transactions. We believe the fund's name has neither the tendency nor the capacity to deceive or mislead investors. As disclosed, the fund is only available to other funds and accounts managed by FMR or an affiliate. The managers of these Fidelity funds and accounts to which the fund is made available use the fund for its intended purpose.[Standard C/R from Fidelity Revere Street Trust, PEA 30, comments received June 19, 2012.]

2. All funds

Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.